Mail Stop 3010

July 6, 2009

VIA USMAIL and FAX (610) 832 - 4919

Mr. Howard M. Sipzner
Executive Vice President and Chief Financial Officer
Brandywine Realty Trust
555 East Lancaster Avenue
Radnor, Pennsylvania 19087

> **Re:** **Brandywine Realty Trust**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **Filed on March 2, 2009 and May 8, 2009**
> **File No. 001-09106**

Dear Mr. Sipzner:

We have reviewed your response letter dated June 2, 2009 and have the following additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Note 16 – Tax Credit Transactions, pages F-35 – F-36

1. We have read and considered your response to comment two. We note that the tax benefits associated with the historic tax credits and new market tax credits were monetized through the creation of certain entities in which USB then acquired an ownership interest. As a result of your analysis of FIN46(R), it was concluded that these entities were considered variable interest entities and should be consolidated as the company deemed itself as the primary beneficiary. Please explain to us how these entities are structured and the amount of interest that both, the company and USB, holds within these entities. Also explain to us how USB's non-controlling ownership interest is being accounted for within the company's financial statements.

2.   In addition, we note you expect USB to exercise a put provision that enables USB to sell its interest in the transaction entities. As a result, the company recorded the portion of the proceeds received from USB that are attributable to the put as a liability that will be accreted to the expected put price through interest expense over the period until the put can be exercised in accordance with SFAS 150. Please tell us the terms of the put provision and the amounts attributable to this provision and the sale of the tax credits. Also advise us on the method and the assumptions used in determining the fair value of the put option.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3472 if you have any questions.

Sincerely,

Yolanda Crittendon
Staff Accountant